Mail Stop 4561
								May 31, 2006

By U.S. Mail and facsimile to (717)920-1683

Mr. Donald F. Holt
Executive Vice President and Chief Financial Officer
Community Banks, Inc.
750 East Park Drive
Harrisburg, PA 17111

Re:	Community Banks, Inc.
	Item 4.01 Form 8-K
	Filed May 26, 2006
	File No. 001-11663

Dear Mr. Holt:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K filed May 26, 2006
1. We note that the two former auditors of the Community Banks,
Inc.
401(K) Plan, Buffamante Whipple Buttafaro, PC, (BWB) and Custer & Custer P.C. do not appear to be registered, or to have been registered, with the Public Company Accounting Oversight Board (PCAOB) at the time the December 31, 2004 and 2003 audits of the 401(K) plan were conducted. Section 102 of the Sarbanes-Oxley Act of
2002 makes it unlawful after October 22, 2003 for any person that is
not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report with respect to any issuer. This provision applies to any issuer whose securities are registered under
Section 12 of the Securities Exchange Act of 1934 that is required to
file reports under Section 15(d) of that Act or that files, or has filed, a registration statement that has not yet become effective under the Securities Act of 1933 and has not been withdrawn. In addition, footnote 9 of PCAOB Release No. 2003-007 regarding the registration system for public accounting firms clearly states that
"a public accounting firm that audits employee stock purchase, savings and similar plans, interests in which constitute securities registered under the Securities Act of 1933 must register" with the
PCAOB. Further guidance was issued on this matter in the June 15, 2004 SEC Regulation Committee minutes available on the following
website:   http://cpcaf.aicpa.org/NR/rdonlyres/EA72D25D-4C98-46F3-
A2A5-E39D8FF7D8FB/0/2004_0615_highlights.pdf.

If BWB and Custer & Custer P.C. were not registered with the PCAOB at the time the December 31, 2004 and 2003 audits of the 401(K) plan were conducted, the Forms 11-K containing financial statements audited by BWB and Custer & Custer P.C. do not comply with the requirements of Regulation S-X, the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB. Accordingly, if our understanding regarding the non-registered status of BWB and Custer & Custer P.C. is incorrect, please provide us with information necessary to demonstrate that BWB and/or Custer & Custer P.C. was registered with the PCAOB at the time each audit was conducted. To the extent that our understanding is correct, and BWB and Custer & Custer P.C. were not registered with the PCAOB at the time the audits were conducted, you should take the following steps to bring your filings into compliance with the requirements noted above:

* amend any Form 11-Ks filed since October 22, 2003 that were audited by a non-registered firm to label the columns of the financial statements as unaudited and to remove any audit reports from these filings;
* engage your new registered public accounting firm to re-audit any financial statements that were audited or reviewed by a non-registered accounting firm after October 22, 2003; and
* file amendments to the Form 11-K after your new registered public accounting firm has re-audited the financial statements included in the Form 11-K.

2. Please confirm for us in your response letter whether your new auditor, "bmc LLP," refers to Beard Miller Company LLP or another registered public accounting firm.

*****

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3417.

							Sincerely,



							Amanda B. Roberts
							Staff Accountant
Mr. Donald F. Holt
Community Banks, Inc.
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